Exhibit 99.14

CONSENT OF VERA GELLA

March 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)

Annual Report on Form 40-F of the Company for the year ended December 31, 2022 (the “Form 40-F)

I, Vera Gella, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

•

Technical Report titled “Preliminary Economic Assessment Report for the Uatnan Mining Project”, Côte-Nord Administrative Region, Québec, Canada” dated February 24, 2023 with an effective date of January 10, 2023 and to references to the Technical Report, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation of the Technical Report, to references to the Technical Report, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the registration statement (No. 333-256340) on Form F-10. This consent extends to any amendments to the Form F-10, including post-effective amendments.

/s/ Vera Gella
Vera Gella